Exhibit 99.1

Renren Declares Special Cash Distribution for Settlement
Regarding Shareholder Derivative Litigation

PHOENIX, November 3, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), an operator of several US-based SaaS businesses, today announced that its board of directors declared a special cash distribution in connection with the settlement contemplated by the Stipulation of Settlement, dated as of October 7, 2021 and as amended on May 27, 2022 (the “Stipulation”). As previously announced, the New York State Supreme Court, Commercial Division entered the Final Order and Judgment on June 9, 2022 (the “June 9 Final Order”), which, among other things, approves the Stipulation and the transactions contemplated thereby. The June 9 Final Order became final as of October 20, 2022 following a withdrawal of appeal by certain parties.

The special cash distribution will be paid from a settlement account funded by the Defendants (as defined in the Stipulation) in its entirety without any contribution from Renren and thus will not impact Renren’s financial position, liquidity or profitability. Renren will continue to operate its several SaaS businesses before and after the special cash distribution, and it intends to remain a public company listed on The New York Stock Exchange (the “NYSE”). A total of US$300 million has been contributed into the settlement account by the Defendants. After reductions for certain settlement expenses, including attorneys’ fees and expenses awarded by the court to the plaintiffs’ counsel, approximately US$247.1 million are currently will be available for distribution from the settlement account.

The special cash distribution is payable to all holders of Renren’s Class A ordinary shares (including those in the form of Renren American Depositary Shares (“ADSs”), each one (1) ADS currently representing 45 Renren Class A ordinary shares) of record as of 5:00 p.m. Eastern Time on November 21, 2022 (the “Record Date”), other than the Defendants and D&O Releasees (each as specifically identified in the Stipulation). The amount of the special cash distribution is US$0.7013 per Class A ordinary share, or US$31.5585 per ADS, in each case, prior to deduction of applicable taxes, fees and expenses. Pursuant to the Renren ADS Deposit Agreement (as amended), the Depositary will charge a special cash distribution fee of US$0.05 per ADS held, which will be borne by the holders of ADSs.

The special cash distribution is expected to be paid on December 21, 2022. Due bill period is expected to run from November 18, 2022 to December 21, 2022. Due bills function to track trades of stock in the interim period and ensure the right stock holder receives the special distribution. In order to receive the special cash distribution, you must continue to hold your Renren ADSs at least through the market close on the special cash distribution payment date, which is expected to be December 21, 2022.

According to the NYSE, the Ex-Dividend date for NYSE trading will be December 22, 2022. The Ex-Dividend date is the date on which the NYSE will reset the opening trading price of Renren’s ADSs to reflect the payment of the special cash distribution. If you buy Renren ADSs on or after the Ex-Dividend date, you will not receive the special cash distribution.

Renren expects that trading for its ADSs will be extremely volatile given the per ADS value of the special cash distribution compared to the current trading price of Renren’s ADS. In particular, volatility is expected to be high on and around December 21, 2022, the last date on which purchasers of ADSs on the NYSE will obtain the right to receive the special cash distribution with respect to the purchased ADSs, and on and around December 22, 2022, the Ex-Dividend date.

The trading price for Renren’s ADSs on the ex-dividend date is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the special cash distribution. To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time, or at a price viewed to be an abnormally low selling price under NYSE rules, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com